

June 10, 2013

Via Email
David G. DeWalt
Chief Executive Officer
FireEye, Inc.
1440 McCarthy Blvd.
Milpitas, CA 95035

>   **Re:**   **FireEye, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted May 14, 2013**
>   **CIK No. 0001370880**

Dear Mr. DeWalt:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note a few news articles in April 2013 reporting that you intended to file a registration statement. For example, see Telis Demos, FireEye Taps Banks for IPO, April 26, 2013 (available at http://blogs.wsj.com/moneybeat/2013/04/26/fireeye-taps-banks-for-ipo/). We note the article describes the company is seeking a valuation of at least $1 billion and is led by Morgan Stanley, Goldman Sachs Group, JPMorgan Chase & Co. and Barclays PLC. The sources for this information are cited as "people familiar with the decision."

As this report has occurred prior to the public filing of your registration statement, please provide us with your analysis as to whether you believe this report and subsequent reports comport with the requirements of Section 5(c) of the Securities Act of 1933. Your analysis should indicate the steps you have performed to keep matters relating to any submission about your offering confidential.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

5.   Please include updated financial statements pursuant to Rule 3-12 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Prospectus Summary

6.   Please consider balancing your discussion of the increase in subscription and services revenue by disclosing in the last paragraph of the Overview section on page 2 the percentage of revenue derived from the sale of products and stating whether any portion of the product revenue is recurring.

7.   Please provide support for the assertion that you are "a leader in protecting organizations against the new breed of cyber attacks" and that your "technology is recognized as best of breed."

8.   With respect to all third-party statements in your prospectus -- such as market data by IDC and Gartner -- please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

Risks Associated With Our Business, page 7

9.   Please disclose in the prospectus summary the amount that your officers, directors, and key employees will continue to own after the offering and disclose that these stockholders will continue to have significant influence in determining corporate transactions of the company. This appears to be key information regarding the corporate control of your company that should be disclosed prominently.

Risk Factors, page 14

10.   Please revise the sentence in the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or believe are immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

Because we depend on a limited number of manufacturers to build the appliances…, page 27

11.   We note your disclosure that you are in the process of transitioning all of your manufacturing to a different third-party manufacturer. Please tell us, with a view toward disclosure, whether this transition is related to your disclosure on page 23 that, in the past, you have "expended time and resources addressing certain manufacturing defects that negatively impacted the ability of certain appliances used in [y]our platform to withstand normal transit."

12.   Tell us what consideration you have given to identifying your current third-party manufacturer or the manufacturer to which you are transitioning. We note that you intend to file the Flextronics Design and Manufacturing Services Agreement dated September 28, 2012 in a future amendment but it is unclear whether this is an agreement with one of the two manufacturers you reference in this risk factor. Finally, tell us what consideration you have given to providing a material description of your agreements with your third-party manufacturers in the Business section of the prospectus, including but not limited to, any minimum purchase commitments, and term and termination provisions of the agreements.

Market and Industry Data, page 45

13.   You state that the investors should not construe "as statements of fact" the data and information by Gartner that appears to suggest that investors should not rely on this information. To the extent that you have included estimates and quantitative data by Gartner to support your statements regarding the industry, business, and potential market, investors should be able to rely on this information. Please revise.

Use of Proceeds, page 46

14.   To the extent known, expand your disclosure regarding the use of proceeds to discuss the amounts that you may use for the expansion of workforce, product development, and the acquisition or investment in technologies, solutions or businesses. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 54

15.   Please revise your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results. This should include known trends, demands, commitments, events and uncertainties. This disclosure should provide material historical and prospective textural disclosure enabling investors to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider expanding your discussion to address why you "do not expect to be profitable for the foreseeable future." As a further example, discuss the extent to which you are reliant on the sales of your Web MPS and the plans to focus on your marketing and sales efforts for Web MPS, Email MPS and File MPS as well as your DTI cloud subscription and support and maintenance services. In this regard, we note your risk factor disclosure on page 20 that a significant amount of your revenue is generated by sales of your Web MPS.

Results of Operations, page 51

16.   We note several instances in which your discussion of the results of operations does not quantify sources of material changes. For example, you disclose on page 61 that the increase in product revenue for the year ended December 31, 2012 was driven by higher product sales volume across all of your product lines from sales to new and existing customers and the impact of 12 months of Email MPS product revenue. Where a material change is attributed to two or more factors, the contribution of each identified factor should be described in quantified terms. Further, it is unclear the extent to which revenues were derived from existing versus new customers for both product revenue and subscription and services revenue. In this respect, we note your disclosure elsewhere in the prospectus that your renewal rate for 2011 and 2012 was over 90%. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Please revise your disclosures accordingly.

Key Business Metrics, page 55

17.   We note that you consider deferred revenue to be one of your key metrics. Please expand
        your discussion here to further clarify that this metric includes amounts billed for services
        to be provided for multiple years and provide a breakdown between current and non-
        current deferred revenue.

Liquidity and Capital Resources, page 66

18.   We note your disclosure elsewhere in the filing that you have a total outstanding debt of
        $12.1 million as of December 31, 2012, of which $1.2 million is due within 12 months.
        Please disclose the terms of the outstanding debt, including the amounts due under the
        bank facility, in this section or provide a cross-reference to the discussion of the debt in
        Note 6 of the financial statements.

Concentration, page 69

19.   Please tell us whether Amax Information Technologies is the reseller that accounted for
        approximately 10% of your revenues for the year ended December 31, 2012. We note
        that you have filed the agreement with Amax as Exhibit 10.17 to this registration
        statement. Tell us what consideration you have given to providing a description of the
        terms and conditions of the agreement with Amax or any other reseller from whom you
        generate a material amount of revenues in the Business section of the prospectus.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 70

20.   Consider revising your disclosure to include the intrinsic value of all outstanding vested
        and unvested options based on the difference between the estimated IPO price and the
        exercise price of the options outstanding as of the most recent balance sheet date included
        in the registration statement.

21.   When your estimated IPO price is available, please revise to disclose the significant
        factors contributing to the difference between the IPO price and the fair value determined
        as of the date of your last option grant. This reconciliation should describe significant
        intervening events within the company and changes in assumptions (e.g. illiquidity,
        minority, or lack of marketability discounts), weighting, and selection of valuation
        methodologies, if any.   Tell us when you first initiated discussions with underwriters and
        when the underwriters first communicated their estimated price range and amount for
        your stock.

22. Please clarify whether the same set of peer group companies are used in all the relevant valuation estimates, including stock options, warrants, common stock or inputs to valuations such as weighted average cost of capital and volatility assumptions.

Business

Overview, page 83

23. Please provide additional context regarding the "prospective customer evaluations" that you reference on page 83 and explain whether these were conducted in connection with this offering. Explain the number of prospective customer evaluations that were conducted, the nature of the evaluations, who participated in the evaluations, who conducted them and the time frame in which they were conducted.

Backlog, page 99

24. We note your disclosure that you do not believe that your product backlog at any particular time is meaningful because it is not necessarily indicative of future revenue. If you believe that the dollar amount of the backlog orders are not material to an understanding of the company's business as a whole, explain the basis on which you conclude that the backlog levels in the prior two years, as well as the level in the most recent period were not material. Provide quantitative information in this respect. See Item 101(c)(1)(viii) of Regulation S-K.

Intellectual Property, page 101

25. Please disclose the duration of the five U.S. patents that the company possesses. See Item 101(c)(1)(iv) of Regulation S-K.

Management

Committees of the Board of Directors

Compensation Committee, page 108

26. Please explain whether a chairman has been appointed for the Compensation Committee.

Director Compensation, page 109

27. Please disclose the company's policies for the compensation of the directors and discuss why three of the eight directors received compensation for their service on the board of directors.

Executive Compensation

Bonus and Non-Equity Incentive Plan Compensation, page 112

28.   Please expand your discussion of the discretionary bonuses given to your named
        executive officers to clarify the "certain financial targets" that were achieved. In
        addition, provide a description of how sales commissions were calculated for Jeffrey
        Williams under his individual sales commission plan.

Certain Relationships and Related Party Transactions, page 127

29.   We note that three of your directors was or is affiliated with two of significant
        shareholders, Sequoia Capital and Norwest Venture Partners. Please clarify whether you
        have an agreement with these principal shareholders to have representation on the board.

Policies and Procedures for Related Party Transactions, page 130

30.   We note that the audit committee is responsible for reviewing related party transactions
        but it is unclear how the audit committee evaluates these transactions. Describe the
        policies and procedures for the review, approval, or ratification of any transaction
        required to be reported pursuant to Item 404 of Regulation S-K. Disclose whether such
        policies and procedures are in writing and, if not, how they are evidenced.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Preferred Stock Warrant Liability, page F-10

31.   We note that you account for the preferred stock warrants as a liability because the
        conversion feature of the underlying shares of preferred stock provide the warrants with
        "down-round protection." Please tell us whether there are any terms specific to the
        warrant agreements that you have also considered in determining the classification for
        such warrants and explain further how you considered the terms of the underlying
        preferred stock in evaluating the warrants. Please provide the specific accounting
        guidance you considered in your accounting for such warrants. Lastly, please file the
        warrant agreements as exhibits.

32.   Your disclosures on page F-10 indicate that the warrants are considered indexed to the
        company's own stock and are accounted for as a derivative. Considering you have
        classified the warrants as a liability due to the down-round provisions, it would appear
        that you have concluded the warrants are not considered indexed to the company's own
        stock. Please clarify or revise your disclosures accordingly.

Revenue Recognition, page F-10

33.   You disclose that the Email MPS and File MPS product revenue is recognized ratably over the longer of the contractual term of the subscription services or the estimated period the customer is expected to benefit from the product. Since you state that the products are inoperable without the subscription service, please explain further to us how the customer would benefit from the products after the subscription has expired. If you are factoring subscription renewals into your analysis, please tell us what historical evidence you have to support recognizing revenue beyond the initial subscription term.

34.   We note that when a customer purchases your MPS appliances, they are also required to purchase a subscription to your DTI cloud services. Please tell us how you considered the guidance in ASC 605-25-25-5 in determining that your Web MPS appliance products have stand-alone value and explain further how the Web MPS product line differs from your Email and File MPS products, which you determined do not have stand-alone value.

35.   You disclose that you seek to establish VSOE of selling price using the prices charged for subscription and support and maintenance services based on the renewal rates and discounts offered to partners. Please explain further for us how you establish VSOE using these renewal rates. In this regard, tell us whether the renewal rates are stated in the contracts and if so, tell us what percentage of your customers actually renew at such rates and how you consider the length of time the service is provided when establishing VSOE. Also, explain further the discounts your offer and how they factor in your analysis.

36.   We note that you establish BESP primarily based on historical transaction pricing whereby you evaluate whether a majority of the prices charged for a product, as represented by a percentage of the list price, fall within a reasonable range. Please tell us for which elements in your arrangements you typically establish fair value based on BESP and for which you use VSOE. Also, further explain how you evaluate historical pricing for products in determining BESP and tell us what you consider to be a reasonable range in your analysis.

37.   You disclose that you limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting any of specified performance conditions. Please describe for us the typical arrangements where this is applied, the elements included and which of those are undelivered. Also tell us how revenue is determined for the delivered elements in these arrangements, such as by VSOE or BESP, and how frequently it is then adjusted to an amount that is not contingent upon the future delivery of additional products or services.

Recent Sales of Unregistered Securities, page II-3

38.   Please disclose the specific exemption you relied upon in issuing the shares of common
        stock without registration under the Securities Act of 1933 as consideration for the
        acquisition of an entity on December 20, 2012 and the acquisition of certain assets of
        another entity on December 14, 2012. Briefly describe the facts upon which you relied in
        applying the exemption.

General

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments
on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at
(202) 551-3453 with any other questions. If you need further assistance, you may contact me at
(202) 551-3730.

                                                    Sincerely,

                                                    /s/ Barbara C. Jacobs

                                                    Barbara C. Jacobs
                                                    Assistant Director

cc: Via Email
        Aaron J. Alter
        Wilson Sonsini Goodrich & Rosati PC